COMMISSION FILE NUMBER
                                                                         0-14691
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                  FORM 12B-25/A

                           NOTIFICATION OF LATE FILING

(Check  One):  X__Form 10-K and Form 10-KSB  ___Form 20-F  ___Form 11-K
               ___Form 10-Q ___Form N-SAR

For Period Ended: December 31, 1997

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

                   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY
                   INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

SENETEK PLC
-------------------------
Full Name of Registrant:


-------------------------
Former Name if Applicable


23 PALACE STREET
-------------------------
Address of Principal Executive Office (Street and Number)


LONDON, UNITED KINGDOM SWIE SHW
-------------------------------
City, Country and Zip Code




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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part III of this form
----      could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report, transition report on
---- Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
----      has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant amends the report filed on March 30, 1998 as follows:

     The Registrant is a UK plc based in London, England with a small corporate staff. During 1997, the company suffered disruption in its corporate accounting function responsible for the production of US SEC reporting and US GAAP matters. The company's chief accountant died, and the Finance Director and Company Secretary suffered a stroke and has not been able to resume full time work. Accordingly, the company has suffered from a lack of critical resource, particularly on US GAAP and reporting issues, and has been unable to complete its 10-K and financial statements, and consequently the company's auditors have been unable to complete their audit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         PAUL LOGAN                011-44-171               828-4800
         ----------                ----------               --------
           (Name)             (Country and City Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). : Yes X No
                              ---   ----
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? : Yes X    No
                   ---     ---


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management believes that the anticipated change in the results of operations (losses) are primarily the result of (i) research and development costs which have more than doubled, (ii) increased general and administration spending to expand the corporate infrastructure, particularly in enhancing manufacturing capacity in order to support future product demand; (iii) the recognition of compensation expense for employee stock option plans, in accordance with APB25.

                                  SENETEK PLC.
                                  ------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     APRIL 3, 1998                By: /S/ ANTHONY J. CATALDO
         -------------                   ------------------------
                                         Anthony J. Cataldo, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).